UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint-Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

(a)           The following document, which is attached hereto, is being disseminated to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document
Number	Description

1.	Press Release, dated June 29, 2010

(b)           Not applicable.

Item 2.  Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

PRESS RELEASE

KWG		No. 72
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

KWG SPECIAL COMMITTEE DETERMINES THAT CLIFFS’ AMENDED OFFER
IS NOT A SPIDER SUPERIOR PROPOSAL

Montréal, Canada – June 29, 2010 – The Special Committee of the Board of Directors of KWG Resources Inc. (“KWG”) has determined that the amended offer of Cliffs Natural Resources Inc. (the “Amended Offer”) in respect of the common shares of Spider Resources Inc. (“Spider”) is not a Spider Superior Proposal (as defined in the combination agreement among KWG, its wholly-owned subsidiary, 7569076 Canada Inc., and Spider dated as of June 11, 2010). KWG understands that Spider’s board of directors concluded that the Amended Offer constituted a Spider Superior Proposal within only one hour or less of receipt of the Amended Offer.

The Special Committee of KWG, with the assistance of its financial and legal advisers, will continue to consider what steps to take as a result of the foregoing determination.

Forward-Looking Information

This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG believes, expects or anticipates will or may occur in the future are forward-looking information. Such forward-looking information includes statements contained in this news release regarding KWG considering what steps to take in respect of its determination that the Amended Offer is not a Spider Superior Proposal. This forward-looking information reflects the current expectations or beliefs of KWG based on information currently available to it. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: Cliffs making a further offer that is determined to be a Spider Superior Proposal and other factors. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, KWG disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although KWG believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The proposed combination of KWG and Spider (the “Proposed Combination”) described in this news release relates to common shares of a Canadian company. U.S. shareholders should be aware that the Proposed Combination is subject to the disclosure requirements of Canada, which are different from those of the United States. The financial statements included or incorporated by reference in documents relating to the Proposed Combination have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Spider is incorporated under the federal laws of Canada and KWG  is incorporated under the laws of Quebec, Canada, most of their respective officers and directors are residents of Canada and other foreign countries, and some or all of their respective assets and the assets of their respective officers and directors are located outside the United States. U.S. shareholders may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws and it may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders should be aware that KWG may purchase securities of Spider otherwise than under the Proposed Combination, such as in open market or privately negotiated purchases.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bruce Hodgman,
Communications Director
Direct: 416-646-1374
info@kwgresources.com
Or visit our website:  www.kwgresources.com

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

KWG Resources Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
	Name:	Thomas E. Masters
	Title:	Chief Financial Officer

	Date:	June 29, 2010